UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited Annual General Meeting 2017

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year; data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal (QCoal) comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. Credit rating information A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency, and any rating should be evaluated independently of any other information. BHP Billiton Ltd Annual General Meeting 16 November 2017

Ken MacKenzie Chairman

Your Board Ken Andrew Carolyn MacKenzie Mackenzie Hewson Malcolm Anita Shriti Lindsay Broomhead Frew Vadera Maxsted Wayne Terry John Murdy Bowen Mogford

Welcome to Country

Ken MacKenzie Chairman

A long and proud history in Melbourne BHP was listed as a public company on the Melbourne Stock Exchange in 1885.

Broader contribution A company that makes a contribution to so many people, communities and nations around the world.

BHP

BHP

Engaged with over 100 shareholders in 8 countries

BHP

Strong foundations BHP is steeped in over 130 years of history.

BHP Jac Nasser Former Chairman

Strong foundations Over the past five years… Simpler portfolio in the right commodities. Over US$12 billion of annualised productivity gains. 70 per cent reduction in annual capital expenditure. Less debt, more flexibility.

BHP

BHP

Safety Portfolio Capital Capability Social discipline and culture licence

Safety Nothing is achieved if it’s not done safely.

Assessing the portfolio Every asset earns its way in the portfolio against strict metrics focused on value and returns.

Capital discipline

Our Capital Allocation Framework Operating productivity Capital productivity Net operating cash flow Maintenance capital Strong balance sheet Minimum 50% payout ratio dividend Excess cash Additional Organic Acquisitions / Balance sheet Share buy-backs dividend amounts development divestments Maximise returns and value

Capital discipline Capital Allocation Framework. Net debt range of US$10-15 billion in the medium term. Capex below US$8 billion for FY2019 and FY2020.

Capital discipline Disciplined decisions that make the most of the hard-won cash flow our assets generate.

Capability and culture Better never stops.

BHP

Your Board Ken Andrew Carolyn MacKenzie Mackenzie Hewson Malcolm Anita Shriti Lindsay Broomhead Frew Vadera Maxsted Wayne Terry John Murdy Bowen Mogford

Welcome to our new Directors Terry John Bowen Mogford

Social licence to operate Public acceptance and trust are an imperative for BHP.

BHP

BHP

Safety Portfolio Capital Capability Social discipline and culture licence

Andrew Mackenzie Chief Executive Officer

Safety Safety is our top priority.

Safety Our total recordable injury frequency (TRIF) is down. TRIF(1) FY2016 FY2017 4.3 4.2 (1) Total recordable injury frequency is calculated based on the number of recordable injuries per million hours worked.

BHP

BHP

BHP

Market outlook Our long-term view for markets remains positive.

Transforming the company Over the past five years… Focused portfolio. US$12 billion in productivity gains. Reduced unit costs by 40 per cent.

Strong FY2017 results Free cash flow of US$12.6 billion. Reduced net debt by US$10 billion. Returned US$4.4 billion to shareholders.

Our plan to create value

BHP

Culture, inclusion and diversity Flexible work will increase safety and productivity and make us more attractive to a larger, more diverse group of people.

Our FY2017 broader contribution US$72.9 million voluntarily invested in social projects. US$26.1 billion total economic contribution.

BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 16, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary